TASEKO MINES LIMITED
Management’s Discussion and Analysis

This management’s discussion and analysis ("MD&A") is intended to help the reader understand Taseko Mines Limited (“Taseko”, “we”, “our” or the “Company”), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the consolidated financial statements and notes thereto, prepared in accordance with IFRS for the year ended December 31, 2014 (collectively, the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the most recent Form 40-F/Annual Information Form, which is available on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

This MD&A is prepared as of March 24, 2015. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

TASEKO MINES LIMITED
Management’s Discussion and Analysis

OVERVIEW

Taseko Mines Limited (“Taseko” or “Company”) is a mining company that seeks to create shareholder value by acquiring, developing, and operating large tonnage mineral deposits which, under conservative forward metal price assumptions, are potentially capable of supporting a mine for 10 years or longer. The Company’s sole operating asset is the 75% owned Gibraltar Mine, a large copper/molybdenum mine located in central British Columbia. The Gibraltar Mine has undergone a major expansion in recent years and is now one of the largest copper mines in North America. Taseko acquired the Florence copper project in November 2014 and also owns the New Prosperity gold-copper, Aley niobium and Harmony gold projects.

HIGHLIGHTS

	Three months ended			Year ended
Financial Data	December 31,			December 31,
(Cdn$ in thousands, except for per share amounts)	2014	2013	Change	2014	2013	Change
Revenues	65,179	94,916	(29,737)	371,196	290,056	81,140
Earnings (loss) from mining operations before
depletion and amortization*	(916)	24,969	(25,885)	52,265	77,000	(24,735)
Earnings (loss) from mining operations	(11,164)	15,285	(26,449)	5,102	42,933	(37,831)
Net earnings (loss)	(26,427)	(9,756)	(16,671)	(53,884)	(34,839)	(19,045)
Per share - basic (“EPS”)	(0.13)	(0.05)	(0.08)	(0.27)	(0.18)	(0.09)
Adjusted net earnings (loss)*	(20,983)	834	(21,817)	(37,086)	(14,027)	(23,059)
Per share - basic (“adjusted EPS”) *	(0.10)	(0.00)	(0.10)	(0.19)	(0.07)	(0.12)
EBITDA *	(13,397)	11,515	(24,912)	11,649	24,193	(12,544)
Adjusted EBITDA *	(8,355)	17,362	(25,717)	27,841	43,670	(15,829)
Cash flows provided by (used for) operations	(8,648)	32,791	(41,439)	50,570	67,587	(17,017)

	Three months ended
Operating Data (Gibraltar - 100% basis)	December 31,			Year ended December 31,
	2014	2013	Change	2014	2013	Change
Tons mined (millions)	25.1	21.5	3.6	113.8	89.4	24.4
Tons milled (millions)	7.6	7.6	0.0	30.2	24.5	5.7
Production (million pounds Cu)	28.1	33.5	(5.4)	136.5	121.4	15.1
Sales (million pounds Cu)	26.5	37.0	(10.5)	143.4	113.8	29.5

*Non-GAAP performance measure. See page 31 of this MD&A.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

HIGHLIGHTS - CONTINUED

Annual Highlights

  Earnings from mining operations before depletion and amortization were $52.3 million;

  Copper production at Gibraltar was 136.5 million pounds (100% basis), a 12% increase over the 2013 financial year, primarily due to concentrator #2 operating for the full year offset by a reduction in overall head grades;

  Net operating costs of production were US$2.08 per pound produced, up from US$1.89 per pound in the prior year driven by lower copper head grades in the second half of the year, periodic shovel maintenance costs, and contract waste stripping expenditures;

  Gibraltar mine completed a $16.2 million major maintenance program on its shovels, and these programs typically occur every seven years;

  The Company generated cash flows from operations of $50.6 million, a 25% decrease from the 2013 financial year;

  The Company ended the 2014 financial year with a cash balance of $53 million;

  On September 15, 2014 the Company announced proven and probable reserves of 84 million tonnes grading 0.50% Nb2O5 for its 100%-owned Aley Niobium Project; and

  On November 20, 2014 the Company completed the acquisition of Curis Resources Ltd and its 100% owned Florence copper project, an in-situ copper recovery and SX/EW project located in central Arizona, USA.

Fourth Quarter Highlights

  Loss from mining operations before depletion and amortization were $0.9 million;

  Copper production at Gibraltar was 28.1 million pounds (100% basis) and was impacted by a significant reduction in head grade, which also impacted recoveries, as a result of the pit wall stability issues and the resultant change in mine sequence implemented in the third quarter of 2014;

  Site operating cost per ton milled decreased from $11.67 in the first half of 2014 to $10.13 in the fourth quarter of 2014 as a result of productivity increases and reduced expenditures; and

  Net operating costs of production increased to US$2.32 per pound produced from US$1.70 per pound produced in the fourth quarter of 2013, primarily driven by lower copper head grades and shovel maintenance costs.

Subsequent event

  In January 2015, when the copper price dropped to a recent low of US$2.45, the Company sold all outstanding copper put options for cash proceeds of $17.4 million. The Company’s hedging strategy is designed to mitigate a short term decline in copper price.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

REVIEW OF OPERATIONS

Gibraltar mine (75% Owned)

Operating results in the following table are presented on a 100% basis.

Operating Data (100% basis)	YE 2014	YE 2013	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013
Tons mined (millions)	113.8	89.4	25.1	32.5	30.2	25.9	21.5
Tons milled (millions)	30.2	24.5	7.6	7.8	7.7	7.0	7.6
Strip ratio	3.0	3.2	3.1	3.0	3.1	2.8	3.9
Site operating cost per ton milled (CAD)	$11.38	$10.35	$10.13	$12.10	$11.42	$11.91	$8.69
Copper concentrate
Grade (%)	0.265	0.293	0.222	0.267	0.285	0.290	0.270
Recovery (%)	83.6	84.4	81.3	83.3	85.3	84.6	81.7
Production (million pounds Cu)	134.4	121.4	27.7	34.5	37.6	34.5	33.5
Sales (million pounds Cu)	141.3	113.8	26.0	37.1	38.1	40.0	37.0
Inventory (million pounds Cu)	3.2	10.1	3.2	1.4	3.9	4.4	10.1
Copper cathode
Production (million pounds)	2.1	-	0.4	0.9	0.9	-	-
Sales (million pounds)	2.1	-	0.5	1.0	0.6	-	-
Molybdenum concentrate
Grade (%)	0.010	0.011	0.008	0.011	0.011	0.009	0.010
Recovery (%)	40.0	27.1	38.8	38.0	41.4	42.5	34.8
Production (thousand pounds Mo)	2,332	1,452	445	654	667	566	480
Sales (thousand pounds Mo)	2,509	1,263	481	708	731	589	499
Per unit data (US$ per pound) *
Operating costs of production*	$2.32	$2.03	$2.43	$2.60	$2.11	$2.19	$1.88
By-product credits *	(0.24)	(0.14)	(0.11)	(0.25)	(0.35)	(0.21)	(0.18)
Net operating costs of production *	$2.08	$1.89	$2.32	$2.35	$1.76	$1.98	$1.70
Off-property costs	0.42	0.38	0.45	0.40	0.36	0.50	0.44
Total operating costs *	$2.50	$2.27	$2.77	$2.75	$2.12	$2.48	$2.14

*Non-GAAP performance measure. See page 31 of this MD&A

TASEKO MINES LIMITED
Management’s Discussion and Analysis

OPERATIONS ANALYSIS

Full-year results

2014 represented the first full year of operations for concentrator #2 at Gibraltar, which completed commissioning in March 2013. During 2014 Gibraltar milled 30.2 million tons of ore, a 23% increase over the tons milled in 2013. In 2014, Gibraltar mined 113.8 million tons of material which was lower than planned due to shovel availability issues, although still a 27% increase over tons mined in 2013. In the third quarter of 2014, mining operations were impacted by pit wall stability in the Granite Pit which resulted in the need to alter the short-term mine sequence, and defer the planned mining of higher grade ore in the second half of 2014. Average head grade in the first half of 2014 was 0.29% compared to 0.24% in the second half of the year. Lower head grades also negatively impacted copper recoveries in the second half of 2014.

Copper in concentrate production in 2014 was 134.4 million pounds, an increase of 11% over 2013 copper production of 121.4 million pounds. Molybdenum production during 2014 was 2.3 million pounds, an increase of 61% over 2013. The increase in molybdenum production is due to the new molybdenum plant operating for all of 2014.

Copper cathode production in 2014 was 2.1 million pounds; Gibraltar’s SX/EW plant was idle in 2013.

Net operating cash costs of production* per pound
(2014 compared to 2013)

*Non-GAAP performance measure. See page 31 on this MD&A

In 2014, net operating cash costs per pound of copper produced was US$2.08, an 11% increase over the US$1.89 averaged during 2013. The increase in net operating cash costs in 2014 was primarily driven by lower head grade, decreased shovel availability due to maintenance and operating contract mining equipment in the second half of the year as a result of the pit wall stability issue in the Granite Pit requiring a short term alternative mine sequence. In order to execute the alternate mine sequence a contractor, with equipment already on site, was deployed to the lower section of Granite Pit in the third quarter along with the Company’s own equipment. Gibraltar also completed a $16.2 million shovel fleet maintenance program in 2014 which amounted to US$0.13 per pound to unit costs.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Off-property costs, including transportation, treatment and refining charges, for 2014 were US$0.42 per pound produced, compared to US$0.38 per pound produced in 2013. Off property costs are driven by sales volumes, and therefore off-property costs per pound produced fluctuates based on differences between production and sales volumes.

The total operating costs, including off-property costs, for 2014 were US$2.50 per pound produced, compared to US$2.27 per pound in 2013.

Fourth quarter results

The Gibraltar concentrators operated at design capacity in the fourth quarter of 2014. Total mill throughput for the fourth quarter was 7.6 million tons, consistent with the same quarter in 2013. Total copper production for the quarter was 27.7 million pounds, a 17% decrease from the fourth quarter of 2013.

Fourth quarter copper production was impacted by a 17% decrease in copper head grade due to the alternate mine sequence that was implemented in the third quarter of 2014. Lower head grade ore negatively impacts copper recoveries.

A total of 25.1 million tons were mined in the fourth quarter, a 16% increase over the fourth quarter of 2013.

Molybdenum production for the fourth quarter of 2014 was 445,000 pounds, a 7% decrease over the fourth quarter of 2013. Molybdenum recoveries were 39% for the fourth quarter as a result of lower molybdenum head grade.

Net operating costs of production* per pound (Q4, 2014 compared to
Q4, 2013)

*Non-GAAP performance measure. See page 31 of this MD&A

In the fourth quarter of 2014, net operating costs per pound of copper produced were US$2.32, a 37% increase over the US$1.70 per pound in the previous year’s quarter. This increase in unit costs was primarily driven by lower head grade. Fourth quarter operating costs were also impacted by a planned $4.7 million shovel overhaul expenditure which contributed US$0.19 per pound to net operating costs per pound. By-product credits were lower than the previous year’s quarter due to the decline in both the molybdenum price and production levels.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Off-property costs, including transportation, treatment and refining charges, for the fourth quarter of 2014 were US$0.45 per pound produced, compared to US$0.44 per pound produced in the fourth quarter of 2013. Off-property costs are driven by sales volumes, and therefore off property costs per pound produced fluctuates based on differences between production and sales volumes.

GIBRALTAR OUTLOOK

Management expects Gibraltar’s total operating costs per pound to be lower in the future, for the following reasons:

  The mine is benefiting from recent reductions in the price of diesel which is a significant input cost. Diesel prices have fallen approximately 29% over the last year which represents an annualized cost savings of $10 million;

  During 2014, Gibraltar completed a major shovel maintenance program costing $16.2 million. These programs are typically completed every seven years;

  There are a number of cost control initiatives underway including a 12% workforce reduction which occurred in January 2015, mine plan modifications and initiatives with vendors to reduce costs of supplies and consumables;

  Copper grades in the first quarter of 2015 remained below the Granite Pit average grade, at a level similar to the fourth quarter 2014. Recently, the copper grade has increased to approximately 0.25% and for the balance of 2015 we expect the grade to fluctuate in a range between 0.25%-0.28%. Increases in copper grades will reduce total operating costs per pound; and

  The weakening Canadian dollar is having a positive impact on the mine’s margins. The Canadian dollar has fallen approximately 20% since the beginning of 2014 and with approximately 80% of Gibraltar’s operating costs denominated in Canadian dollars, the weakening dollar has a significant impact on total operating costs per pound which are reported in $USD.

The cumulative effect of these factors will have a significant impact on Gibraltar’s operating costs going forward. Adjusting for non-recurring shovel maintenance costs and applying current diesel prices and foreign exchange rates, total operating costs would have been approximately US$2.00 per pound in the first half of 2014. The Company expects to achieve this unit cost in the future in conjunction with increased head grade and recovery levels.

REVIEW OF PROJECTS

Florence Copper project

The Company acquired a 100% interest in the Florence Copper project though the acquisition of Curis Resources Ltd. which was completed on November 20, 2014 (see section below “Acquisition of Curis Resources Ltd.”) The Florence Copper Project is an in-situ copper recovery and solvent extraction/electrowinning project located near the town of Florence in central Arizona, USA. The project is currently in the final stages of permitting for the Phase 1 Production Test Facility ("PTF"). The PTF includes a 24-well in-situ recovery well field and solvent extraction/electrowinning plant that will produce copper cathode. The PTF is designed to demonstrate the science and safety of the in-situ process. Concurrently, the Company is advancing engineering, test work, environmental studies and permitting for commercial operations.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

The Temporary Aquifer Protection Permit (“APP”) for the PTF issued in July 2013 by the Arizona Department of Environmental Quality (“ADEQ”) was subject to an appeal. As a result of the appeal an amendment will be submitted in March 2015 and issuance of the amended APP is now anticipated during the second quarter of 2015. In December the Company announced the receipt of a draft Underground Injection Control (UIC) permit from the U.S. Environmental Protection Agency (EPA). The UIC permit regulates the construction and operation of Florence Copper's injection wells at the site and is the final regulatory milestone required by the Company to construct and operate the PTF. The public hearing for the draft permit was held on January 22, 2015 and the comment period was extended to April, 2015. The Company expects the UIC permit to be issued by mid-2015.

Aley project

In October 2014 the Company filed a 43-101 compliant technical report for the Aley project showing proven and probable reserves of 84 million tonnes grading 0.50% Nb2O5 for its 100%-owned Aley Niobium Project.

Mineral Reserves*
0.30% Nb2O5 Cut-off

Category	Tonnes (millions)	Grade % Nb2O5
Proven	44.3	0.52
Probable	39.5	0.48
Total	83.8	0.50

Highlights of the project, as outlined in the NI43-101 Technical Report, include:

  Pre-tax net present value of approximately $860 million ($480 million post-tax) at an 8% discount rate

  Pre-tax internal rate of return of 17% (14% post-tax) with a 5.5 year payback

  Anticipated operating margin of US$21/kg of niobium (Nb)

  Average annual production of 9 million kilograms Nb in the form of Ferroniobium.

  24 year mine life at a milling rate of 10,000 tonnes per day

  Life of mine strip ratio of 0.5:1

  Total pre-production capital cost of $870 million, including; $520 million for mine, concentrator and site infrastructure; $180 million for the converter, $100 million for offsite infrastructure including the transmission line, and $70 million for pre-stripping

On September 19, 2014 the BC Environmental Assessment Office (EAO) issued a Section 10 Order under the BC Environmental Assessment Act, initiating the BC environmental assessment process for the Aley Niobium Project. On October 9, the Canadian Environmental Assessment Agency confirmed acceptance of the Project Description for the Aley Niobium Project.

On November 24, 2014 CEAA determined that a federal environmental assessment was required, issued a Notice of Commencement, and approved BC’s request for Substitution under the Canadian Environmental Assessment Act (CEAA) 2012. The EAO will conduct the assessment and Aboriginal consultation on behalf of the Federal government. At the end of the environmental assessment review, EAO will issue a report to both the Provincial and Federal Ministers for a decision.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

The EAO issued to Taseko a Section 11 Order under the Environmental Assessment Act on December 31, 2014. This Order describes the Scope of the Project subject to the environmental assessment, identifies the Aboriginal Groups requiring consultation, and directs Taseko to draft Application Information Requirements (AIR) for the environmental assessment application. Taseko is currently preparing the draft AIR.

*The Mineral Reserves are a subset of the Mineral Resources reported in the March 29, 2012 Technical Report, "Technical Report, Aley Carbonatite Niobium Project", prepared by Ronald G. Simpson, P.Geo and a Qualified Person under National Instrument 43-101.

The mine plan, mine related costing, and tailings and water management design was supervised and reviewed by Greg Yelland, P.Eng., Chief Engineer for Taseko and a Qualified Person under National Instrument 43-101. Metallurgical and converter test work was supervised and reviewed by Keith Merriam, P.Eng., Manager, Process Engineering for Taseko and a Qualified Person under National Instrument 43-101.

Process and plant design work was done in accordance with design criteria derived from metallurgical and pyrometallurgical test work under the supervision of Rob Rotzinger, P.Eng. Vice-President Capital Projects for Taseko and a Qualified Person under National Instrument 43-101.

The reserve estimation was reviewed by Scott Jones, P.Eng., Vice-President Engineering for Taseko and a Qualified Person under National Instrument 43-101. Mr Jones has verified the methods used to determine grade and tonnage in the geological model, reviewed the long range mine plan, and directed the updated economic evaluation.

New Prosperity project

On February 26, 2014 the Government of Canada announced its decision to not issue the authorizations necessary for the New Prosperity project to proceed. In the wake of this decision, Taseko initiated legal proceedings in the form of two separate judicial reviews which challenge the decision and the process by which the decision was reached. In August 2014, the Company applied to the Federal Court to convert both judicial reviews into a civil action for damages. The motion was heard on October 22, 2014. No decision has been rendered.

ACQUISITION OF CURIS RESOURCES LTD.

On November 20, 2014 (“Acquisition Date”), the Company completed the acquisition of all of the issued and outstanding common shares of Curis Resources Ltd. (“Curis”) and its 100% owned Florence copper project. Under the terms of the transaction, Curis shareholders received 0.438 common shares of the Company for each Curis common share held, and all outstanding Curis stock options were exchanged for an amount of common shares of the Company equal to the ‘in the money’ value of the outstanding Curis stock options. The Company issued a total of 26.8 million common shares to Curis shareholders and option holders. Prior to the acquisition, the Company held a 17.2% equity interest in Curis and had one director in common with Curis. The total purchase consideration was $54.5 million. For further information please refer to note 4 of the Company’s 2014 consolidated financial statements.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

MARKET REVIEW

Prices (USD per pound for Commodities) (Source: Bloomberg)

Aided by a declining Canadian dollar, the Canadian dollar price of copper was only slightly down in the fourth quarter of 2014. Closing at C$3.32 the copper price suffered a 1.8% drop in the quarter and a 7.0% decline for the year. The Canadian dollar price of copper is more relevant to Taseko, as approximately 80% of the Gibraltar Mine's costs are Canadian dollar denominated. A key factor that impacted copper prices in 2014 was a slowing Chinese economy. After decades of double-digit growth in China, its economic growth slowed to approximately 7.5% in 2014. This slowdown has been felt globally and has especially had an impact on commodities. Global copper inventories increased modestly in the fourth quarter, climbing from their six-year lows. At the end of December, refined copper inventories were still very low, representing less than six days of global consumption.

Molybdenum pricing was stable during the fourth quarter, although at considerably lower prices than the second and third quarters of 2014, ending the year at approximately C$10.70. The molybdenum market is tied to global steel production and demand has declined in recent months in both China and Europe. For the year, in Canadian dollar terms molybdenum pricing increased by 6%.

In the fourth quarter the Canadian dollar declined by nearly 4% to 0.86 to the US dollar and for the year it fell by 8%. For 2015, major banks forecast a weak Canadian dollar with the range being 0.75 -0.85 to the US dollar, which is well below the 0.91 average in 2014.

Fluctuations in the Canadian dollar/US dollar exchange rate can have a significant effect on our operating results and the net operating costs of production, which is reported in US dollars per pound.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

FINANCIAL PERFORMANCE

Earnings

Earnings from mining operations decreased to $5.1 million in 2014 from $42.9 million in 2013, primarily due to increased operating costs and increased depletion and amortization.

Revenues increased by 28% from 2013 primarily due to increased sales volumes of copper and molybdenum at the Gibraltar mine. The increased copper sales volumes are a result of the increased production due to the full year operation of concentrator #2 in 2014 compared to 2013 which was a ramp up year. Although the average realized US dollar copper price declined in 2014, the impact of this was largely offset by a weakening Canadian dollar.

The Company realized a net loss of $53.9 million ($0.27 per share), compared to a net loss of $34.8 million ($0.18 per share) in 2013. The increase in net loss is driven by the increased mining costs in the last half of 2014 as a result of the pit wall stability issue in the Granite pit.

Included in net earnings (loss) are a number of items that management believes require adjustment in order to better measure the underlying performance of the business. These items are in the table below:

	Year ended
	December 31,
(Cdn$ in thousands)	2014	2013	Change
Net (loss) earnings	(53,884)	(34,839)	(19,045)
Unrealized loss (gain) on derivatives	(4,346)	(6,159)	1,813
Unrealized foreign exchange (gain) loss	17,951	12,082	5,869
Gain on deemed disposition of Curis shares	(1,082)	-	(1,082)
Write down of marketable securities	1,152	13,984	(12,832)
Curis acquisition costs	2,517	-	2,517
Non-recurring adjustment to interest on royalty obligation	-	4,918	(4,918)
Non-recurring other expenses (income)	-	(430)	430
Estimated tax effect of adjustments	606	(3,583)	4,189
Adjusted net earnings (loss) *	(37,086)	(14,027)	(23,059)

*Non-GAAP performance measure. See page 31 of this MD&A

Unrealized gains/losses on derivatives can vary materially each period and have a significant impact on earnings. These amounts represent the change in fair value of copper put options during the period.

Any impairment in the value of the Company’s marketable securities is written down through profit and loss. For 2014, the Company determined an impairment loss of $1.2 million was required due to decline in fair value of one of its investments.

The foreign currency translation impact and the unrealized gains and losses on the derivative instruments are removed from the adjusted net earnings (loss) measure as they are not indicative of a realized economic gain/loss or the underlying performance of the business in the period. In 2014, the Canadian dollar weakened in comparison to the prior year, the impact was a foreign exchange loss of $17.9 million.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

The Company considers expenses and fair value adjustments related to its acquisition of Curis to be non-recurring charges and therefore should be backed out from the company’s earnings (loss). The Company incurred acquisition costs totaling $2.5 million for advisory, legal, and other professional fees. In addition, a cumulative gain of $1.08 million was recognized due to the remeasurement of the Company’s pre-acquisition ownership interest in Curis to fair value.

Revenues
	Year ended
	December 31,
(Cdn$ in thousands)	2014	2013	Change
Copper in concentrate	339,446	277,091	62,355
Copper cathode	5,184	33	5,151
Total copper sales	344,630	277,124	67,506
Molybdenum concentrate	23,120	9,550	13,570
Silver contained in copper concentrate	3,446	3,382	64
	371,196	290,056	81,140
(thousands of pounds, unless otherwise noted)
Copper in concentrate *	103,640	82,194	21,446
Copper cathode	1,529	-	1,529
Total copper sales	105,169	82,194	22,975
Average realized copper price (US$ per pound)	2.97	3.27	(0.30)
Average LME copper price (US$ per pound)	3.10	3.32	(0.22)

* This amount includes a net smelter payable deduction of approximately 3.5% to derive net pounds of copper sold and is net of amounts related to production of low grade mill feed which were capitalized in the third quarter of 2014.

Copper revenues for 2014 increased by $67.5 million, or 24%, over 2013, primarily due to increases in copper sales volumes.

As copper sales are denominated in US dollar, the strengthening of the US dollar translates into increased Canadian dollar revenues. Over 2014 the US dollar strengthened, on average, 7% from 2013 which partially offset the weakening average realized copper price, which declined by 9% from 2013. The Company’s average realized copper price for 2014 was US$2.97 per pound, compared to US$3.27 for 2013. London Metals Exchange (LME) copper prices averaged US$3.10 in 2014, down 7% over the average in 2013 of US$3.32. The Company’s average realized copper price is lower than the LME’s average due to a portion of the Company’s receivables being revalued in a decreasing copper price environment.

Molybdenum revenues for 2014 totaled $23.1 million, a significant increase over the $9.5 million for 2013. The increase in revenues was due to an increase in sales volumes as a result of increased production combined with a 14% increase in the average realized molybdenum price over 2013.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Cost of sales
	Year ended
	December 31,
(Cdn$ in thousands)	2014	2013	Change
Direct mining and processing costs	257,771	190,276	67,495
Treatment and refining costs	28,250	17,291	10,959
Transportation costs	18,805	18,029	776
Changes in inventories of finished goods and WIP	14,105	(12,540)	26,645
Production costs	318,931	213,056	105,875
Depletion and amortization	47,163	34,067	13,096
Cost of sales	366,094	247,123	118,971

Direct mining and processing costs increased by 35% over 2013 primarily due to the increase in tons mined and milled as a result of the expanded mining fleet and full year operation of concentrator #2. Additional 2014 expenditures included a mining contractor assisting with waste stripping and a $16.2 million shovel maintenance program.

Total treatment and refining costs and transportation have increased over last year, mostly due to the 26% increase in copper sales volumes and the strengthening of the US dollar.

Depletion and amortization for 2014 was $47.2 million, a 38% increase from the prior year. The increase is due to increases in both tons mined and milled and a higher depreciable asset base with concentrator #2 in commission for the full year of 2014.

Other expenses (income)
	Year ended
	December 31,
(Cdn$ in thousands)	2014	2013	Change
General and administrative	16,085	16,236	(151)
Exploration and evaluation	5,945	10,294	(4,349)
Curis acquisition costs	2,517	-	2,517
Other operating expenses (income):
Realized loss on copper derivative instruments	6,273	10,530	(4,257)
Unrealized (gain) loss on copper derivative instruments	(4,346)	(6,159)	1,813
Gain on deemed disposition of Curis shares	(1,082)	-	(1,082)
Other expense (income)	251	(1,491)	1,742
	1,096	2,880	(1,784)

General and administrative costs are relatively constant year-over-year as the Company is focusing on controlling general and administrative expenditures.

Exploration and evaluation costs include $3.5 million for Aley and $2.0 million for the New Prosperity project, compared to $4.3 million and $5.2 million, respectively in 2013. During 2014, the Company published a 43-101 compliant reserve statement for the Aley niobium project in October 2014. The Government of Canada’s decision not to issue the permits for New Prosperity in February 2014 resulted in decreased exploration and evaluation expenses on the project.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

The $4.3 million unrealized gain on the copper derivative instruments is due to increases in the fair value of the put options on the outstanding contracts.

The Company incurred acquisition costs totaling $2.5 million for advisory, legal, and other professional fees. In addition, a cumulative gain of $1.1 million was recognized due to the remeasurement of the Company’s pre- acquisition 17.2% ownership interest in Curis to fair value.

Marketable securities

During the year ended December 31, 2014, the Company reviewed the value of its marketable securities and subscription receipts for objective evidence of impairment based on both quantitative and qualitative criteria and determined that a write down was required for all but one investment. The write down reflected the decline in market value of these investments which is representative of the recent decline in equity market valuations for mining companies. Accordingly, the Company recorded a write down of marketable securities of $1.2 million (2013 – $14 million).

Finance income & expenses

Finance expenses for 2014 increased by $2.0 million compared to 2013 due to the strengthening US dollar and the related impact on the value of the US dollar denominated interest payments and increased accretion expenses related to the provision for environmental rehabilitation

Finance income is primarily comprised of income earned on the promissory note and reclamation deposits. For 2014, finance income is lower than the prior year due to lower interest earned on the reclamation deposits.

Income tax

	Year ended
	December 31,
(Cdn$ in thousands)	2014	2013		Change
Current expense (recovery)	(8,241)	(16,704)		8,463
Deferred expense (recovery)	(546)	19,363		(19,909)
	(8,787)	2,659		11,446
Effective tax rate	14.02%	(8.30%	)
Canadian statutory rate	26.0%	25.8%		0.2%
BC Mineral tax rate	9.6%	9.6%		-

The current tax recovery in the quarter was partially offset by estimated BC Mineral taxes based on production at the Gibraltar mine, in addition to taking into account minor adjustments to prior year taxes.

The effective tax rate for the year 2014 was 14.0%, which is lower than the statutory rate of 35.6% . The difference is a result of permanent differences related to non-deductible share-based compensation and expenditures incurred that are not deductible for BC Mineral tax, in addition to unrecognized tax benefits. (please refer to the consolidated financial statements note 18(a)).

TASEKO MINES LIMITED
Management’s Discussion and Analysis

FINANCIAL CONDITION REVIEW

Balance sheet review

	As at December 31,
(Cdn$ in thousands)	2014	2013	Change
Cash and equivalents	53,299	82,865	(29,566)
Other current assets	83,332	146,073	(62,741)
Non-current assets	793,659	678,580	115,079
Other assets	62,252	62,710	(458)
Total assets	992,542	970,228	22,314
Current liabilities	66,444	116,909	(50,465)
Long-term debt	293,506	259,515	33,991
Other liabilities	210,317	167,588	42,729
Total liabilities	570,267	544,012	26,255
Equity	422,275	426,216	(3,941)
Working capital	70,187	112,029	(41,842)
Net debt	260,364	199,275	61,089
Total common shares outstanding (millions)	221.8	193.4	28.4

The Company’s asset base is comprised principally of non-current assets, including property, plant and equipment, reflecting the capital intensive nature of the mining business. The current assets include cash, accounts receivable, other financial assets and inventories (supplies and production inventories), along with prepaid expenses and deposits. Production inventories, accounts receivable and cash balances fluctuate in relation to shipping and cash settlement schedules.

Total liabilities increased from $544 million at December 31, 2013 to $570.3 million as at December 31, 2014. Current liabilities decreased by $50.5 million, primarily due to the settlement of the Red Mile royalty obligation in 2014. Long-term debt increased by $34 million mainly represented by the Company’s assumption of the Curis Red Kite loan (note 17(d) of the consolidated financial statements),

Other long-term liabilities increased by $42.7 million mainly due to a $40.5 million increase in the provision for the environmental rehabilitation (PER) driven by changes in inflation and discounts rates.The PER valuation was adjusted during 2014 for changes in estimated cash flows required to discharge the liability, along with a change in the discount rates. The Bank of Canada long-term benchmark bond rate used as a proxy for long-term discount rates decreased to 2.33% at December 31, 2014 from the 3.2% level at December 31, 2013. Given the long timeframe over which environmental rehabilitation expenditures are expected to be incurred (over 100 years), the carrying value of the provision and asset are very sensitive to changes in discount rates.

As at March 24, 2015, there were 221,808,638 common shares outstanding. In addition, there were 9,522,000 director and employee stock options outstanding at March 24, 2015. More information on these instruments and the terms of their exercise is set out in note 21 of our 2014 annual financial statements.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Liquidity, cash flow and capital resources

At December 31, 2014, the Company had cash and equivalents of $53.3 million, a $29.6 million decrease over the $82.9 million reported at December 31, 2013. The Company maintained a strategy of retaining significant liquidity to fund operations and to reflect the capital intensive nature of the business.

Cash flow from operations was $50.6 million for 2014 compared with $67.6 million for 2013. Although cash received from product sales was higher in 2014 than the prior year, operating cash flow was negatively impacted by overall higher operating costs for the year.

Changes in non-cash working capital items resulted in cash provided of $16.5 million compared with $13.8 million in 2013, mostly due to the lower levels of copper inventories and higher accounts payable balances.

Cash used for investing activities for 2014 was $39.4 million compared to $93.9 million used in the prior year. Cash flow from investing activities in 2014 primarily related to $38.8 million for the purchase of property plant and equipment and capitalized stripping, $11.9 million for purchase of copper put options and marketable securities, $1.9 million of cash consideration for the acquisition of Curis, offset by the refund of a deposit of $12.9 million which was collateral for the purchase of power by the Gibraltar Joint Venture. The prior year’s major components were an outflow of $98.5 million invested in property, plant and equipment, $9.4 million in security deposits and $7.5 million invested in financial assets, offset by $20.1 million in proceeds on the redemption of highly-liquid money market instruments.

Cash used for financing activities for 2014 was $44.1 million, primarily due to debt repayment and interest charges of $46.6 million offset by $2.5 million in proceeds on the issuance of common shares. Cash used for financing activities for the prior year was $28.5 million, debt repayment and interest charges were comparable year on year, however financing activities for 2013 included proceeds from debt issuance of $11.3 million.

Future changes in copper and molybdenum market prices could impact the timing and amount of cash available for future investment in capital projects and/or other uses of capital. To partially mitigate these risks, copper put options are entered into for a portion of our share of Gibraltar copper production. In addition to operating cash flows generated by the Gibraltar mine, alternate sources of funding for future capital or other liquidity needs may include, strategic partnerships, such as the Gibraltar joint venture and the Franco-Nevada gold stream transaction for the New Prosperity project, and debt or equity financings. These alternatives are regularly evaluated to determine the optimal mix of capital resources to address capital needs and to minimize the weighted average cost of capital.

Hedging strategy

The Company’s hedging strategy is to secure a minimum price for a portion of copper production using put options that are either purchased outright or funded by the sale of call options that are significantly out of the money. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper price and quantity exposure are reviewed at least quarterly to ensure that adequate revenue protection is in place. Hedge positions are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection.

Considerations on the cost of the hedging program include an assessment of Gibraltar’s estimated production costs, anticipated copper prices and the Company’s capital requirements during the relevant period.

The Company spent $1.9 million and $6.9 million to purchase Copper put options in the three and twelve month periods ended December 31, 2014 respectively. The Company’s hedging strategy is designed to mitigate short term declines in copper price, as was seen in late 2014 and early 2015. In January 2015, the Company sold all outstanding copper put options for cash proceeds of $17.4 million. As a result of this sale the Company currently does not have any put options in place. However, the hedging strategy has not changed and the Company will seek opportunities to acquire additional copper put options in the future.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Commitments and contingencies

	Payments due
(Cdn$ in thousands)	2015	2016	2017	2018	2019	thereafter	Total
Debt *:
Repayment of principal	20,157	43,021	13,138	2,380	232,020	-	310,716
Interest	20,292	31,124	18,431	18,018	5,245	-	93,110
PER **	-	-	-	-	-	127,939	127,939
Operating leases	4,124	2,486	340	277	282	385	7,894
Capital expenditures ***	1,166	-	-	-	-	-	1,166
Other expenditures ****	8,593	2,956	-	-	-	-	11,549

* Debt is comprised of senior notes, capital leases and secured equipment loans.
** Provision for environmental rehabilitation – Amounts presented in the table represents the expected cost of environmental rehabilitation for Gibraltar mine without considering the effect of discount or inflation rates.
*** Commitments for capital expenditures include only those items where binding commitments have been entered into.
**** Other expenditure commitments include the purchase of goods and services and exploration activities.

The Company expects to incur capital expenditures during the next five years for both the Gibraltar mine and other projects. The other projects are at various stages of development, from preliminary exploration through to permitting. The ultimate decision to incur capital expenditures at each potential site is subject to positive results which allow the project to advance past key decision hurdles.

In April 2011, the Company completed a public offering of US$200 million in senior notes due in 2019, bearing interest at an annual rate of 7.75% . The notes are guaranteed by the Company’s subsidiaries and the subsidiary guarantees are, in turn, guaranteed by the Company. The Company may redeem some or all of the notes at any time on or after April 15, 2015 at redemption prices ranging from 103.875% to 100% plus accrued interest. Prior to April 15, 2015, the notes may be redeemed at 100% plus a make-whole premium, plus accrued interest. The Company is subject to certain restrictions on asset sales, payments, and incurrence of indebtedness and issuance of preferred stock. As at December 31, 2014 and the date of this MD&A, the Company is in compliance with all loan covenants.

As a result of the acquisition of Curis, the Company has assumed Curis’s senior secured loan agreement with RK Mine Finance Trust I (“Red Kite”). The total loan balance, including accrued interest, was $US27.8 million as of December 31, 2014. Interest on the loan is being capitalized quarterly at a rate of 11% per annum. The outstanding principal and accrued interest can be prepaid at any time without penalty, and is otherwise repayable at maturity on May 31, 2016.

The loan has been guaranteed by the Company and is secured against substantially all assets of Curis, including its interest in the Florence Copper project. The loan contains certain non-financial affirmative and restrictive covenants similar to those found in a traditional bank financing. As at December 31, 2014 and the date of this MD&A, the Company is in compliance with all loan covenants.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

In addition, Curis also has previously entered into an off-take agreement whereby Red Kite has the unconditional right as well as an obligation to purchase up to 19% of the Florence Copper project’s copper cathode production for the life of the project, at market prices subject to certain transportation discounts.

The Company is party to various contracts in respect of its operations, of which certain contracts were terminated by the Company during the year. The Company accrues its best estimate of the final settlement amount to be paid in respect of terminated contracts, however the actual settlement amount could differ when negotiations are finalized and any changes in cost estimates will be reflected in future periods.

SELECTED ANNUAL INFORMATION

(Cdn$ in thousands, except per share amounts)	2014	2013	2012
Revenues	371,196	290,056	253,607
Net (loss) earnings	(53,884)	(34,839)	(9,139)
Per share – basic	(0.27)	(0.18)	(0.05)
Per share – diluted	(0.27)	(0.18)	(0.05)

	As at December 31,
	2014	2013	2012*
Total assets	992,542	970,228	996,448
Total long-term financial liabilities	293,616	260,080	292,655

TASEKO MINES LIMITED
Management’s Discussion and Analysis

FOURTH QUARTER RESULTS

	Three months ended
Consolidated Statements of Comprehensive Income		December 31,
(Cdn$ in thousands, except per share amounts)	2014	2013

Revenues	65,179	94,916
Cost of sales
Production costs	(66,095)	(69,947)
Depletion and amortization	(10,248)	(9,684)
Earnings (loss) from mining operations	(11,164)	15,285

General and administrative	(4,450)	(3,886)
Exploration and evaluation	-	(2,594)
Other expenses	757	(1,546)
Curis acquisition costs	(2,517)	-
Write down of marketable securities	(367)	(5)
	(17,741)	7,254

Finance expenses	(7,475)	(11,404)
Finance income	1,103	1,134
Foreign exchange gain (loss)	(6,490)	(5,621)
Loss before income taxes	(30,603)	(8,637)

Income tax recovery (expense)	4,176	(1,119)
Net income (loss) for the period	(26,427)	(9,756)

Other comprehensive income (loss):
Unrealized losses on available-for-sale financial assets, net of tax	(127)	(131)
Reclassification of gain/(loss) on available for sale financial assets, included in the net loss	(2,296)	-
Foreign currency translation reserve	1,420	-
Total other comprehensive income (loss) for the period	(1,003)	(131)

Total comprehensive income (loss) for the period	(27,430)	(9,887)

Earnings (loss) per share
Basic	(0.13)	(0.05)
Diluted	(0.13)	(0.05)

Weighted-average shares outstanding (thousands)
Basic	206,949	192,983
Diluted	206,949	192,983

TASEKO MINES LIMITED
Management’s Discussion and Analysis

	Three months ended
Consolidated Statements of Cash Flows		December 31,
(Cdn$ in thousands)	2014	2013
Operating activities
Net loss for the period	(26,427)	(9,756)
Adjustments for:
Depletion and amortization	10,270	9,770
Income tax expense (recovery)	(4,176)	1,119
Share-based compensation	564	466
Change in fair value of copper put options	(1,708)	1,584
Finance expenses (income)	6,372	10,270
Unrealized foreign exchange loss (gain)	7,328	6,382
Write down of marketable securities	367	5
Other operating activities	2,229	832
Net change in non-cash working capital	(3,467)	12,119
Cash provided by operating activities	(8,648)	32,791

Investing activities
Purchase of property, plant and equipment	(14,056)	(13,040)
Investment in financial assets	(1,918)	(3,501)
Acquisition of Curis Resources Ltd., net	(1,874)	-
Interest received	87	59
Cash used for investing activities	(17,761)	(16,482)

Financing activities
Repayment of debt	(5,192)	(5,921)
Interest paid	(9,471)	(9,054)
Common shares issued for cash	-	632
Cash provided by (used for) financing activities	(14,663)	(14,343)

Effect of exchange rate changes on cash and equivalents	1,416	1,069
Increase (decrease) in cash and equivalents	(39,656)	3,035
Cash and equivalents, beginning of period	92,955	79,830
Cash and equivalents, end of period	53,299	82,865

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Earnings

Earnings from mining operations decreased to a loss of $11.2 million in the fourth quarter of 2014 from earnings of $15.3 million in the fourth quarter of 2013, primarily due to lower copper sale volumes, lower realized copper prices and increased depreciation expense. Copper sales volumes decreased to 19.5 million pounds in the fourth quarter of 2014 from 27 million pounds in the prior year’s quarter, a 30% decrease due to decreased production resulting from the lower head grade and recoveries.

The realized copper price for the fourth quarter of 2014 was US$2.82 per pound compared to US$3.18 per pound in the prior year’s quarter. Although the average realized US dollar copper price declined in the fourth quarter of 2014, the impact of this was largely offset by a weakening Canadian dollar.

The Company incurred a net loss of $26.4 million ($0.13 per share) in the fourth quarter of 2014, compared to a net loss of $9.8 million ($0.05 per share) in the fourth quarter of 2013.

Included in net loss are a number of items that management believes require adjustment in order to better measure the underlying performance of the business. These items are in the table below:

	Three months ended
	December 31,
(Cdn$ in thousands)	2014	2013	Change
Net loss	(26,427)	(9,756)	(16,671)
Unrealized loss (gain) on derivatives	(3,549)	(607)	(2,942)
Unrealized foreign exchange (gain) loss	7,328	6,449	879
Gain on deemed disposition of Curis Shares	(1,082)	-	(1,082)
Write down of marketable securities	367	5	362
Curis acquisition costs	1,978	-	1,978
Non-recurring adjustment to interest on royalty obligation	-	4,918	(4,918)
Estimated tax effect of adjustments	402	(175)	577
Adjusted net earnings (loss) *	(20,983)	834	(21,817)
*Non-GAAP performance measure. See page 31 on this MD&A

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Revenues
	Three months ended
	December 31,
(Cdn$ in thousands)	2014	2013	Change
Copper in concentrate	61,323	90,151	(28,828)
Copper cathode	1,241	-	1,241
Total copper sales	62,564	90,151	(27,587)
Molybdenum concentrate	2,113	3,819	(1,706)
Silver contained in copper concentrate	502	946	(444)
	65,179	94,916	(29,737)
(thousands of pounds, unless otherwise noted)
Copper in concentrate *	19,176	27,041	(7,865)
Copper cathode	374	-	374
Total copper sales	19,550	27,041	(7,491)
Average realized copper price (US$ per pound)	2.82	3.18	(0.36)
Molybdenum concentrate	361	374	(13)
* This amount includes a net smelter payable deduction of approximately 3.5% to derive net pounds of copper sold.

Copper revenues for the fourth quarter 2014 decreased by $27.6 million, or 30.6%, compared to revenues in the prior-year period as a result of lower volume of copper sales and lower average realized prices. The Company’s average realized copper price of US$2.82 per pound for the fourth quarter 2014, 11% lower than the $3.18 per pound in the prior year’s quarter. The average realized copper price was partially offset by an 8% strengthening of the US dollar compared to the fourth quarter of 2013. As copper sales are denominated in US dollars, a strengthening US dollar will translate into higher Canadian dollar revenues.

Molybdenum revenues totaled $2.1 million in fourth quarter 2014 which is 45% lower than the prior-year quarter due to a provisional pounds sold being revalued in a declining market.

Cost of sales
	Three months ended
	December 31,
(Cdn$ in thousands)	2014	2013	Change
Direct mining and processing costs	58,196	49,413	8,783
Treatment and refining costs	6,906	6,120	786
Transportation costs	3,764	5,512	(1,748)
Changes in inventories of finished goods and WIP	(2,771)	8,902	(11,673)
Production costs	66,095	69,947	(3,852)
Depletion and amortization	10,248	9,684	564
Cost of sales	76,343	79,631	(3,288)

The 18% increase in direct mining and processing costs reflects the 17% increase in tons mined in fourth quarter 2014 compared to the prior-year quarter. The changes in inventories of finished goods and WIP reflect the decrease in on hand inventory quarter over quarter.

Offsite costs and depreciation expenses are consistent with the prior year’s quarter.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Other expenses (income)
	Three months ended
	December 31,
(Cdn$ in thousands)	2014	2013	Change
General and administrative	4,450	3,886	564
Exploration and evaluation	-	2,594	(2,594)
Curis acquisition costs	2,517	-	2,517
Other operating expenses (income):
Realized (gain) loss on copper derivative instruments	1,841	2,191	(350)
Unrealized (gain) loss on copper derivative instruments	(3,549)	(607)	(2,942)
Gain on deemed disposition of Curis Resources Ltd.	(1,082)	-	(1,082)
Loss on disposition of property, plant and equipment	2,549	-	2,549
Other expenses (income)	(516)	(38)	(478)
	(757)	1,546	(2,303)

General and administrative expenses during the fourth quarter 2014 are comparable to the prior year’s quarter.

The $3.5 million unrealized gain on the copper derivative instruments is due to increases in the fair value of the put options on the outstanding contracts.

The Company incurred acquisition costs totaling $1.8 million for advisory, legal, and other professional fees. In addition, a cumulative gain of $1.1 million was recognized due to the remeasurement of the Company’s pre- acquisition 17.2% ownership interest in Curis to fair value.

Loss on disposition of property, plant and equipment reflects the recognized loss on the disposition of leased assets.

Finance income and expenses

Finance income is primarily comprised of income earned on the promissory note and reclamation deposits. These amounts in the fourth quarter of 2014 are comparable with the prior year’s quarter.

Finance expenses for the fourth quarter 2014 decreased by $3.8 million over the fourth quarter of 2013. This is due to an adjustment to interest on royalty obligation in the fourth quarter of 2013.

Income tax

	Three months ended December 31,
(Cdn$ in thousands)	2014	2013		Change
Current expense (recovery)	(242)	(4,450)		4,208
Deferred expense (recovery)	(3,934)	5,569		(9,503)
	(4,176)	1,119		(5,295)
Effective tax rate	15.80%	(13.0%	)	(28.8% )
Canadian statutory rate	26.0%	25.8%		0.2%
BC Mineral tax rate	9.6%	9.6%		-

TASEKO MINES LIMITED
Management’s Discussion and Analysis

The income tax recovery for fourth quarter 2014 was relatively flat for current income tax purposes. For deferred income tax, the recovery was driven by higher losses realized for the group in addition giving rise to an increase to the deferred tax asset, as well as the increase in the temporary difference related to the increase to the provision for environmental rehabilitation, offset by deductions taken for taxes on property, plant and equipment in excess of those taken for accounting purposes.

Liquidity, cash flow and capital resources

In the fourth quarter of 2014, the Company’s operating cash outflow was $8.6 million compared to a $32.8 million inflow for the prior-year period.

Cash used in investing activities in the fourth quarter of 2014 was $17.7 million and primarily related to capital expenditures, which included capitalized stripping of $11.4 million, purchase of copper put options of $1.9 million and the cash consideration component of the acquisition of Curis Resources Ltd of $1.9 million.

Cash used for financing activities was $14.6 million for the fourth quarter 2014 resulting from debt principal and interest payments. This amount is comparable to the prior year’s quarter.

SUMMARY OF QUARTERLY RESULTS

	2014				2013
(Cdn$ in thousands,	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
except per share amounts)
Revenues	65,179	93,714	107,307	104,996	94,916	66,799	68,191	60,150
Net earnings (loss)	(26,427)	(20,937)	2,628	(9,148)	(9,756)	120	(14,721)	(10,482)
Basic EPS	(0.13)	(0.11)	0.01	(0.05)	(0.05)	0.00	(0.08)	(0.05)
Adjusted net earnings (loss) *	(20,983)	(11,221)	(2,172)	(2,710)	834	(1,851)	(10,177)	(2,833)
Adjusted basic EPS *	(0.10)	(0.06)	(0.01)	(0.01)	(0.00)	(0.01)	(0.05)	(0.01)
EBITDA *	(13,397)	(7,148)	23,336	8,858	11,869	15,173	(2,171)	(591)
Adjusted EBITDA *	(8,355)	2,385	19,217	14,594	17,716	12,545	3,888	9,608

(US$ per pound, except where indicated)
Realized copper price *	2.82	3.07	3.16	3.10	3.18	3.33	3.52	3.47
Total operating costs *	2.77	2.75	2.12	2.48	2.14	2.21	2.34	2.45
Copper sales (million pounds)	19.6	26.0	28.4	28.9	27.0	18.9	20.1	16.1
*Non-GAAP performance measure. See page 31 of this MD&A

Financial results for the last eight quarters reflect: volatile copper prices that impact realized sale prices; variability in the quarterly sales volumes due to timing of shipments which impacts revenue recognition; and a trend of increasing absolute production costs caused by increasing production volumes.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's significant accounting policies are presented in note 2.5 of the 2014 annual financial statements. The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In the process of applying the Company’s accounting policies, significant areas where judgment is required include the determination of a joint arrangement and recovery of other receivables.

The measurement of impairment charges represents a significant area of estimation in the financial statements. Due to declining Copper prices, in December 2014 the carrying value of the Gibraltar mine’s cash generating unit (“CGU”) was reviewed for impairment. The estimated future cash flows from the Gibraltar mine were discounted to an after-tax net present value of $1,110 million (100% basis) as of December 31, 2014, or $833 million on a 75% basis, which is in excess of the Company’s carrying amount of $634 million. This net present value was determined using management’s discounted cash flow model for the Gibraltar mine with the following key assumptions: a C$/US$ exchange rate ranging between 1.16 and 1.18 over the life of mine, an after-tax discount rate of 7.12%, and estimated future copper prices, which, in real terms, ranged from US$3.10 to US$3.30 over the next 6 years and US$3.10 long term. A 5% increase in the Canadian dollar equivalent long term copper price results in an after-tax net present value of $1,394 million. A 5% decrease in the Canadian dollar equivalent long term copper price results in an after-tax net present value of $847 million.

At December 31, 2014 an impairment charge of $82 million (100% basis) was recognized in the Gibraltar joint venture financial statements, but had no impact on the Company’s consolidated financial statements as the carrying value of the Company’s 75% interest in the Gibraltar mine CGU is lower in the consolidated financial statements.

Other significant areas of estimation include reserve and resource estimation and asset valuations; finished and in-process inventory quantities; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; valuation of financial instruments and derivatives; deferred stripping costs and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to these consolidated financial statements as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

CHANGE IN ACCOUNTING POLICIES

Financial Instruments: Presentation (“IAS 32”)

The Company adopted an amendment to IAS 32 on January 1, 2014, which establishes principles for offsetting financial assets and financial liabilities. Based on the Company’s analysis, the amendment did not have an impact on the consolidated financial statements for the current period or prior periods presented.

IFRIC Interpretation 21 Levies (IFRIC 21)

IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the Interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014, with early application permitted.

Based on the Company’s analysis, IFRIC 21 did not have an impact on the consolidated financial statements for the current period or prior periods presented.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

The Company’s internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that:

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

The Company acquired Curis Resources Ltd. during 2014, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014, Curis Resources Limited’s internal control over financial reporting associated with total assets of $93 million included in the consolidated financial statements of the Company as of and for the year ended December 31, 2014.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

There have been no changes in our internal controls over financial reporting and disclosure controls and procedures during the 2014 financial year that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

FINANCIAL INSTRUMENTS

The Company uses a mixture of cash, long-term debt and shareholders’ equity to maintain an efficient capital allocation and ensure adequate liquidity exists to meet the ongoing cash requirements of the business. In the normal course of business, the Company is inherently exposed to financial risks, including market risk, commodity price risk, interest rate risk, currency risk, liquidity risk and credit risk. The Company manages these risks in accordance with its risk management policies. To mitigate some of these inherent business risks, the Company uses commodity hedging derivative instruments that do not qualify for hedge accounting treatment. These non-hedge derivatives are summarized in note 25(f) to the consolidated financial statements. The financial risks and the Company’s exposure to these risks, is provided in various tables in note 25 of the consolidated financial statements. For a discussion on the methods used to value financial instruments, as well as significant assumptions, refer also to notes 3 and 25 of the consolidated financial statements.

Summary of Financial Instruments	Carrying amount	Associated Risks
Financial assets
Loans and receivables
Cash and equivalents	53,299	Interest rate Credit
Accounts receivable	12,618	Credit Market
Available-for-sale
Shares	977	Market
Subscription receipts	12,400	Market
Reclamation deposits	29,084	Market
Fair value through profit and loss (FVTPL)
Copper put option contracts	5,577	Liquidity Market Credit
Financial liabilities
Accounts payable and accrued liabilities	42,541	Currency Interest rate
Senior notes	228,343	Currency
Long-term debt	32,245
Capital leases	33,326	Interest rate
Secured equipment loans	19,749	Currency Interest rate

TASEKO MINES LIMITED
Management’s Discussion and Analysis

CHANGE IN BOARD COMPOSITION

Mr. Wayne Kirk, did not stand for re-election as a director at the Company’s AGM held on June 11, 2014. In addition to this decision, the Company decided to change the composition of the Board of Directors by replacing a non-independent director with an independent director, and accordingly George Ireland was appointed as a director on July 7, 2014 and Scott Cousens resigned as a director of the Company. George Ireland is the Chief Investment Officer and Managing Member of Geologic Resource Partners LLC, a significant shareholder of the Company and brings over 30 years of experience in all aspects of the resource sector to Taseko.

Effective August 1, 2014, Linda Thorstad was appointed as a director of the Company. Ms. Thorstad is a registered professional geoscientist who brings over twenty-five years of senior management experience in the mining industry to the Company.

RELATED PARTY TRANSACTIONS

Key management personnel

Key management personnel include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on the behalf of certain key management personnel. This retirement compensation arrangement (RCA Trust) was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust. Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in profit or loss in the periods during which services are rendered by the executive officers.

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from 9-month to 12-month’s salary. In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 24-month to 32-months’ salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company’s share option program (note 21).

Compensation for key management personnel (including directors) is as follows:

	Year ended December 31,
(Cdn$ in thousands,	2014	2013
except per share amounts)
Salaries and benefits	4,357	5,188
Post-employment benefits	1,471	1,643
Share-based compensation	3,426	1,736
	9,254	8,567

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Other related parties

Hunter Dickinson Services Inc. ("HDSI") is a private company which has certain directors in common with the Company. HDSI carries out geological, engineering, corporate development, administrative, financial management, investor relations, and other management activities for the Company. The terms and conditions of the transactions are similar to transactions conducted on an arm’s length basis. During 2014, the Company incurred general and administrative expenses and exploration and evaluation expenses of $3.4 million with HDSI compared to $3.6 million for 2013.

The Gibraltar joint venture pays a management fee to Taseko for services rendered as operator of the Gibraltar mine. During 2014, the Company earned $1.5 million of other operating income for these services rendered, which is comparable to the amounts earned in 2013.

During 2013, the Company invested $2.4 million in subscription receipts of a private company with directors in common which holds mineral property interests. The subscription receipts will be convertible into units comprised of shares, or shares and warrants (refer to note 13 of the consolidated financial statements). During the year, the Company completed the acquisition of Curis Resources Ltd (refer to note 4 of the consolidated financial statements).

TASEKO MINES LIMITED
Management’s Discussion and Analysis

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Net operating costs of production

Total costs of sales include all costs absorbed into inventory, as well as treatment and refining costs and transportation costs. Operating costs of production is calculated by removing net changes in inventory and depletion and amortization from cost of sales. Net operating costs of production is calculated by removing byproduct credits and offsite costs from the operating costs of production. Net operating costs of production per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of net operating costs of production and offsite costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

	Three months ended		Year ended
	December 31,		December 31,
(Cdn$ in thousands, unless otherwise indicated) – 75% basis	2014	2013	2014	2013
Cost of sales	76,343	79,631	366,094	247,123
Less Depletion and amortization	(10,248)	(9,684)	(47,163)	(34,067)
Net change in inventory	2,771	(8,902)	(14,105)	12,540
Operating costs of production	68,866	61,045	304,826	225,596
Less by-product credits:
Molybdenum	(2,113)	(3,819)	(23,120)	(9,550)
Silver	(503)	(946)	(3,446)	(3,382)
Less offsite costs:
Treatment and refining costs	(6,906)	(6,120)	(28,250)	(17,291)
Transportation costs	(3,764)	(5,512)	(18,805)	(18,029)
Net operating costs of production	55,580	44,648	231,205	177,344
Total copper produced (thousand pounds)	21,050	25,136	100,793	91,110
Total costs per pound produced	2.64	1.78	2.29	1.95
Average exchange rate for the period (CAD/USD)	1.14	1.05	1.10	1.03
Net operating costs of production (US$ per pound)	2.32	1.70	2.08	1.89
Net operating costs of production	55,580	44,648	231,205	177,344
Add offsite costs:
Treatment and refining costs	6,906	6,120	28,250	17,291
Transportation costs	3,764	5,512	18,805	18,029
Total operating costs	66,250	56,280	278,260	212,664
Total operating costs (US$ per pound)	2.77	2.14	2.50	2.27

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Adjusted net earnings

Adjusted net earnings remove the effect of the following transactions from net earnings as reported under IFRS:

  Unrealized gains/losses on derivative instruments;
  Write down of marketable securities;
  Unrealized foreign currency gains/losses; and
  Non-recurring transactions, including non-recurring tax adjustments.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Year ended
	December 31,		December 31,
(Cdn$ in thousands, except per share amounts)	2014	2013	2014	2013
Net earnings (loss)	(26,427)	(9,756)	(53,884)	(34,839)
Unrealized loss (gain) on derivatives	(3,549)	(607)	(4,346)	(6,159)
Unrealized foreign exchange (gain) loss	7,328	6,449	17,951	12,082
Gain on deemed disposition of Curis shares	(1,082)	-	(1,082)	-
Write down in marketable securities	367	5	1,152	13,984
Curis acquisition costs	1,978	-	2,517	-
Non-recurring adjustment to interest on royalty obligation	-	4,918	-	4,918
Non-recurring other expenses (income)	-	-	-	(430)
Estimated tax effect of adjustments	402	(175)	606	(3,583)
Adjusted net earnings (loss)	(20,983)	834	(37,086)	(14,027)
Adjusted EPS	(0.10)	(0.00)	(0.19)	(0.07)

EBITDA and adjusted EBITDA

EBITDA represents net earnings before interest, income taxes, and depreciation. EBITDA is presented because it is an important supplemental measure of our performance and is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present EBITDA when reporting their results. Issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. The Company believes EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

Adjusted EBITDA is presented as a further supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is prepared by adjusting EBITDA to eliminate the impact of a number of items that are not considered indicative of ongoing operating performance.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that are not likely to recur or are not indicative of the Company’s future operating performance consisting of:

  Unrealized gains/losses on derivative instruments;
  Write down of marketable securities;
  Foreign currency translation gains/losses; and
  Non-recurring transactions.

While some of the adjustments are recurring, gains/losses on the sale of marketable securities do not reflect the underlying performance of the Company’s core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments, foreign currency translation gains/losses and changes in the fair value of financial instruments are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Year ended
	December 31,		December 31,
(Cdn$ in thousands, except per share amounts)	2014	2013	2014	2013
Net earnings (loss)	(26,427)	(9,756)	(53,884)	(34,839)
Add:
Depreciation	10,270	9,770	47,338	34,508
Amortization of stock-based compensation	564	466	3,741	2,680
Interest expense	7,475	11,404	27,423	25,399
Interest income	(1,103)	(1,488)	(4,182)	(6,214)
Income tax expense (recovery)	(4,176)	1,119	(8,787)	2,659
EBITDA	(13,397)	11,515	11,649	24,193
Adjustments:
Unrealized (gain)/loss on derivative instruments	(3,549)	(607)	(4,346)	(6,159)
Gain on deemed disposition of Curis shares	(1,082)	-	(1,082)	-
Foreign currency translation losses	7,328	6,449	17,951	12,082
Curis acquisition costs	1,978	-	2,517	-
Write down in marketable securities	367	5	1,152	13,984
Non-recurring other expenses (income)	-	-	-	(430)
Adjusted EBITDA	(8,355)	17,632	27,841	43,670

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months
	ended		Year ended
	December 31,		December 31,
(Cdn$ in thousands, except per share amounts)	2014	2013	2014	2013
Earnings from mining operations	(11,164)	15,285	5,102	42,933
Add:
Depletion and amortization	10,248	9,684	47,163	34,067
Earnings from mining operations before depletion and amortization	(916)	24,969	52,265	77,000

Site operating costs per ton milled

	Three months ended			Year ended
	December 31,		December 31,
(Cdn$ in thousands, except per share amounts)	2014	2013	2014	2013
Direct mining and processing costs (included in cost of sales)	58,196	49,413	257,771	190,276

Tons milled (millions) (75% basis)	5.74	5.69	22.65	18.38
Site operating costs per ton milled	$10.13	$8.69	$11.38	$10.35